September 2, 2016

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, D.C.  20549

Attention:	Ms. Barbara C. Jacobs, Assistant Director
Mr. Gabriel Eckstein, Esq., Staff Attorney
Mr. Matthew Crispino, Esq., Staff Attorney
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Kindelan, Staff Accountant

Re:	GDS Holdings Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
CIK No. 0001526125

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for submission on a confidential basis with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft (“Draft No. 4”) of the above-referenced draft registration statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 4, which has been marked to show changes to Draft No. 3 to the Company’s Registration Statement confidentially submitted to the Commission on August 8, 2016 (the “August 8 Submission”).

The Company has revised the August 8 Submission to include (i) its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2016 and related disclosure; and (ii) other information and data to reflect new developments since the August 8 Submission as well as generally to update the Registration Statement.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7660 (work), +852-9768-6776 (mobile) or dfertig@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:	William Wei Huang, Co-chairman and Chief Executive Officer
Daniel Newman, Chief Financial Officer
GDS Holdings Limited

Chris Lin, Esq.
David Lee, Esq.
Simpson Thacher & Bartlett

Karen Yan, Esq.
William L. Hughes, Esq.
Gordon K. Davidson, Esq.
Fenwick & West LLP

Jessie Qian
Kevin Huang
KPMG Huazhen LLP